UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

OPTEX SYSTEMS HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

 68384X 100

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒ Rule 13d-1(c)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

Page 1 of 8 Pages

CUSIP No. 68384X 100	13G	Page 2 of 8 Pages

 1.    NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Arland Holdings Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  ☒
                                                                 (b)  ☐

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

5.   SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 11,211,435 Shares of Common Stock *

6.   SHARED VOTING POWER - None

7.   SOLE DISPOSITIVE POWER – 11,211,435 Shares of Common Stock *

8.   SHARED DISPOSITIVE POWER - None

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

        11,211,435 Shares of Common Stock *

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                     ☐

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.93% *

12.    TYPE OF REPORTING PERSON

         CO

* The aggregate amount reported on this page is also included in the aggregate amount reported by Momona Capital LLC on Page 3 of this Schedule 13G.

CUSIP No. 68384X 100	13G	Page 3 of 8 Pages

 1.    NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Momona Capital LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)   ☒
                                                                 (b)   ☐

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

5.   SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 11,211,435 Shares of Common Stock

6.   SHARED VOTING POWER - None

7.   SOLE DISPOSITIVE POWER – 11,211,435 Shares of Common Stock

8.   SHARED DISPOSITIVE POWER - None

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

        11,211,435 Shares of Common Stock

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                         ☐

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.93%

12.    TYPE OF REPORTING PERSON

         OO

CUSIP No. 68384X 100	13G	Page 4 of 8 Pages

ITEM 1 (a)  NAME OF ISSUER: Optex Systems Holdings, Inc.

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                     1420 Presidential Drive, Richardson, TX 75081

ITEM 2 (a)  NAME OF PERSON FILING:

(1)	Arland Holdings Inc.
(2)	Momona Capital LLC

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Arland Holdings Inc. - 551 Fifth Avenue, Suite 1601, New York, NY 10176
Momona Capital LLC - 150 Central Park South, 2nd Floor, New York, NY 10019

ITEM 2 (c) CITIZENSHIP:

Arland Holdings Inc. - New York
Momona Capital LLC – New York

ITEM 2 (d) TITLE OF CLASS OF SECURITIES: Common Stock, $.001 par value

ITEM 2 (e) CUSIP NUMBER:

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B):  Not applicable

CUSIP No. 68384X 100	13G	Page 5 of 8 Pages

ITEM 4 OWNERSHIP

         (a) AMOUNT BENEFICIALLY OWNED:

Arland Holdings Inc. - 11,211,435 Shares of Common Stock
Momona Capital LLC – 11,211,435 Shares of Common Stock

         (b) PERCENT OF CLASS:

Arland Holdings Inc. – 7.93%
Momona Capital LLC – 7.93%

         (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

             (i)   SOLE POWER TO VOTE OR DIRECT THE VOTE

Arland Holdings Inc. - 11,211,435 Shares of Common Stock
Momona Capital LLC – 11,211,435 Shares of Common Stock

             (ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE

                     0 Shares

             (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

Arland Holdings Inc. - 11,211,435 Shares of Common Stock
Momona Capital LLC – 11,211,435 Shares of Common Stock

             (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                     0 Shares

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                    Not applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Arland Holdings Inc. is the owner of 11,148,935 Shares of Common Stock and Momona Capital LLC is the owner of 62,500 Shares of Common Stock. Arie Rabinowitz serves as President and is the sole shareholders of both Arland Holdings Inc. and Momona Capital LLC and therefore is deemed beneficial owner of all of the shares.

CUSIP No. 68384X 100	13G	Page 6 of 8 Pages

ITEM 7   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                Not applicable

ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

                Not applicable

ITEM 9  NOTICE OF DISSOLUTION OF GROUP

                Not applicable

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 27, 2009 (Date) ARLAND HOLDINGS INC. By: /s/ Arie Rabinowitz Arie Rabinowitz, President MOMONA CAPITAL LLC By: /s/ Arie Rabinowitz Arie Rabinowitz, President

CUSIP No. 68384X 100	13G	Page 7 of 8 Pages

INDEX TO EXHIBITS

Exhibit No.                  Exhibit

99.1                               Joint Filing Agreement

CUSIP No. 68384X 100	13G	Page 8 of 8 Pages

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Optex Systems Holdings, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated: May 27, 2009 ARLAND HOLDINGS INC. By: /s/ Arie Rabinowitz Arie Rabinowitz, President MOMONA CAPITAL LLC By: /s/ Arie Rabinowitz Arie Rabinowitz, President